FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Introduces the GPS-enabled BlackBerry Curve 8310 in Latin America	3
2.

Document 1

October 2, 2007

FOR IMMEDIATE RELEASE

RIM Introduces the GPS-enabled BlackBerry Curve 8310 in Latin America

Futurecom 2007, Florianopolis, Brazil, Booth A63a – October 2, 2007 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the GPS-enabled BlackBerry® Curve™ 8310 – the smallest and lightest full QWERTY BlackBerry® smartphone – to mobile users in Latin America.

The BlackBerry Curve 8310 with built-in GPS (Global Positioning System) offers unrivalled email and messaging capabilities, together with premium phone features, fast web browsing, advanced multimedia capabilities, and a 2 megapixel camera. It strikes a perfect balance of features for both work and leisure and makes it incredibly easy for customers to stay connected to the people and information that matter most.

“The popularity of the BlackBerry platform continues to grow across Latin America and we are very pleased to build on this momentum with the sleek and powerful BlackBerry Curve 8310,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry smartphones have always led the way in wireless innovation and overall value, and the BlackBerry Curve 8310 is no exception.”

The BlackBerry Curve 8310 features include:

•	A small and stylish design with smooth edges, titanium toned finish and chrome highlights. It measures 107mm x 60mm x 15.5mm and weighs approximately 111 grams
•	Built-in GPS and BlackBerry® Maps* for accurate turn by turn directions
•

A 2 megapixel camera with 5x digital zoom, built-in flash, self-portrait mirror and full screen viewfinder. The camera can capture images in up to three picture quality and size resolutions that can be quickly shared via email, MMS, BlackBerry® Messenger or Bluetooth®.  Photos can also be set as a unique caller IDs or Home Screen image

•

Premium phone features including noise cancellation technology to offset background noise, Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated 'send', 'end', and 'mute' keys, low-distortion speakerphone, and Bluetooth (2.0) support for hands-free use with headsets, car kits and Bluetooth peripherals

•	A microSD expandable memory slot for additional storage
•	Quad-band GSM/GPRS/EDGE connectivity
•	A built-in spell checker with user-customizable dictionary to help ensure the accuracy of emails and other text entries
•

A powerful new media manager application (included with the BlackBerry® Desktop Manager software) - the Roxio® Media Manager for BlackBerry® introduces a new level of simplicity, allowing users to easily search for media files on their computer, view and organize them, create MP3 music files from CDs, add audio tags, create playlists and automatically copy or convert pictures, music and videos for optimal playback

•	A 3.5mm stereo headset jack, support for Bluetooth stereo audio profile (A2DP/AVRCP), and dedicated volume controls
•	Support for polyphonic, mp3 and MIDI ringtones

•	Support for instant messaging with BlackBerry Messenger, Google® Talk and Yahoo!® Messenger
•	BlackBerry® Internet Service support that allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
•	BlackBerry® Enterprise Server support for enterprise deployments, enabling advanced security and IT administration within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments

The BlackBerry Curve 8310 is scheduled to be available beginning this month in Brazil from Claro, TIM and Vivo and will become available from additional carriers across Latin America beginning in November.

###

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Check with carrier for availability of BlackBerry Maps and other third-party GPS solutions.

Media Contact:

Marisa Conway

Brodeur (for RIM)

+1 (212) 771-3639

mconway@brodeur.com

RIM Investor Contact

RIM Investor Relations

+1 (519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in

RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 2, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations